May 23, 2024

VIA EDGAR SUBMISSION

Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street, NE

Washington, D.C. 20549-3561

Re:	GCT Semiconductor Holding, Inc. Amendment No. 1 to Registration Statement on Form S-1 Filed May 17, 2024 File No: 333-278809

Ladies and Gentlemen:

On behalf of GCT Semiconductor Holding, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in its letter dated May 22, 2024, relating to the above referenced Amendment No. 1 to the Registration Statement on Form S-1 filed on May 17, 2024 (the “Amendment”), with respect to the Registration Statement on Form S-1 filed April 19, 2024 (the “Registration Statement”). Concurrently herewith, the Company is filing Amendment No. 2 to the Registration Statement (the “Amendment No. 2”).

For the Staff’s convenience, we have restated the Staff’s comments below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 2. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 2. Where appropriate, changes conforming to those noted in responses have also been made elsewhere in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-1 filed May 17, 2024

General

1.         We note your response to previous comment 1 and reissue comment 1 in part. Disclose that while the Sponsor/private placement investors/PIPE investors and other selling securityholders may experience a positive rate of return based on the current trading price, the public securityholders may not experience a similar rate of return on the securities they purchased due to differences in the purchase prices and the current trading price. Revise your disclosure in this registration statement, including your risk factor disclosure, to adequately disclose and highlight that it is the sponsor/private placement investors/PIPE investors (and not just selling securityholders in general) that may experience a positive rate of return compared to public securityholders.

Response: The Company acknowledges the Staff’s comment and has revised the cover page, and also revised the disclosure appearing on pages 3, 5, and 29-30 of Amendment No. 2.

2.          We note your disclosure on pages 121-122 that your selling securityholders may sell their securities in one or more underwritten offerings on a firm commitment or best-efforts basis. Please confirm your understanding that the retention by a selling stockholder of an underwriter would constitute a material change to your plan of distribution requiring a post-effective amendment.  Refer to your undertaking provided pursuant to Item 512(a)(1)(iii) of Regulation S-K.

Response: The Company acknowledges the Staff’s comment and confirms its understanding, consistent with the undertaking required by Item 512(a)(1)(iii) of Regulation S-K, that it will file a post-effective amendment to include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information and has revised the disclosure appearing on page 122 of Amendment No. 2.

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1400 Page Mill Road Palo Alto, CA 94304	Tel. +1.650.843.4000 Fax: +1.650.843.4001

If you have any questions or comments regarding these responses or require any additional information, please do not hesitate to contact me at +1(650) 843-7263 or David Bionghi at +1(212) 309-6138 with any questions regarding the foregoing.

Very truly yours,

Morgan, Lewis & Bockius LLP

By:	/s/ Albert Lung
Name:	Albert Lung

cc:	Edmond Cheng Chief Financial Officer GCT Semiconductor Holding, Inc.